Exhibit 10.27

8410 W. Bryn Mawr Avenue
Chicago, IL 60631-3486

773 399 8900 p

www.uscellular.com

March 3, 2014

Ms. Deirdre Drake

Dear Deirdre:

We are pleased to extend an offer for you to join U.S. Cellular Corporation as the Senior Vice President and Chief Human Relations Officer (CHRO) reporting to the CEO. We hope that you accept this offer and start at your earliest convenience but no later than April 15th. Upon acceptance, your appointment as an officer is subject to the approval of the U.S. Cellular Board of Directors.

This letter contains our complete offer of employment to you. Your starting salary will be $14,423, paid bi-weekly, ($375,000 annualized) and will be subject to all applicable withholdings. Your check or direct deposit notification will be mailed to you at your address of record. You will be eligible for an annual performance review and given consideration for a salary increase in March, 2015.

You will be eligible for participation in our annual bonus program and will have a target bonus for 2014 equal to 45% of your 2014 annual salary. Any bonus earned for 2014 is scheduled to be paid in March, 2015, provided you are an associate in good standing at that time.

Assuming your start date with U.S. Cellular is prior to April 15, 2014, you will be eligible to participate in the company's Long-Term Incentive Plan (LTIP) with an initial award of $187,500 worth of non-qualified stock options. The exercise price of these options and the number-of options granted will be determined by the closing price of a share of U.S. Cellular stock on the later of (i) the date that the Long Term Incentive Compensation Committee of the Board of Directors and the full Board of Directors approves your grant and (ii) the date you begin your employment with U.S. Cellular (the “Grant Date'”). The options will vest in three (3) installments (33-1/3% each year) over three years. Participation in this plan also includes an opportunity for you to receive future stock options and restricted stock units (RSUs) awards which historically are granted on the first trading day of April each year.

In addition, on the Grant Date the Company will issue to you $400,000 of RSUs which will vest three (3) years after the date you begin your employment with U.S. Cellular.  Vesting is contingent upon your being an associate of U.S. Cellular or an affiliate at that time. The number of RSUs to be issued will be determined using the closing share price on the date you begin your employment with U.S. Cellular.

In subsequent years, assuming U.S. Cellular continues its LTIP in its current form with the same base pay multiples, your target Long Term Incentive (LTI) value will be 100% of your annual salary. This assumes that the Company and you meet certain performance targets.  If we maintain the current equity award vehicles and allocations and certain performance targets are met, 50% of your LTI value will be paid. as stock options and 50% will be paid as RSUs.  For any LTI awards made as part of the annual grant in April 2015, your RSU award target allocation typically would be prorated based on your date of hire during 2014. If you start before April 15, 2014, your target allocation will be 100% of the target annual RSU award.

U.S. Cellular provides an excellent benefits package, including group insurance, 401(k) plan participation, pension, a Supplemental Executive Retirement Program (SERP) and flexible spending accounts. Also, as a member of senior management, you are eligible to participate in two separate salary and bonus deferral programs.  Additional information regarding these programs, as well as U.S. Cellular's complete benefits program, will be discussed with you at the time of hire.

We understand that making a move to follow your career aspirations isn't always easy. To assist you with the transition, we would like to offer relocation benefits which include up to six (6) months of temporary housing in the Chicagoland area, reimbursement of costs to move and store your personal goods for that period and any costs related to ending your current apartment lease. Additionally the Company will reimburse you up to $25,000 for professional tax planning and assistance in connection with your 2014 Federal and State income taxes.   If you voluntarily leave your employment with U.S. Cellular within one (1) year of the date you begin employment with U.S. Cellular, you will be required to repay 100% of the total relocation dollars reimbursed and/or advanced including all expenses that were directly billed to U.S. Cellular. Please contact Russ Nykaza, Senior Director- Talent Management, at 773-399-4105 to discuss in detail.

This offer is expressly contingent upon the acceptable results of a pre-employment drug screening. Failure to submit to a drug screen within 48 hours of the acceptance of this offer or a confirmed positive drug test shall result In the withdrawal of the employment offer and denial of employment.

This offer is also contingent upon the background check results provided by our third-party administrator, Orange Tree Employment Screening, and upon your ability to prove your identity and eligibility to be employed in compliance with the Immigration Reform and Control Act of 1986, At the time of hire, you will be provided with a comprehensive list of acceptable documents, which may be utilized to comply with the requirements of this federal law, as well as a Federal I-9 form, which you must complete.

In addition, this offer is contingent upon you completing the USCC Payroll Corporation Confidentiality/Non-Solicitation/Non Competition Agreement.  It is important that you understand all terms and conditions stated in the Agreement, and we will be happy to review the details with you directly. By signing below, you also represent to U.S. Cellular that you are not subject to any confidentiality, non solicitation, non-competition or similar covenants with any former employer.

To accept our invitation and as a condition of employment we ask that you please sign and return this letter. A second copy of this letter is provided for your records.

On behalf of all of us at U.S. Cellular, we welcome you, and we look forward to a successful partnership with you.

Sincerely,

/s/ Kenneth R. Meyers

Accepted and agreed:

/s/ Deirdre Drake                                                Date:    3/14/14
     Deirdre Drake